Exhibit 3.276
CERTIFICATE OF FORMATION
BFI WASTE SYSTEMS OF LOUISIANA, LLC
      Pursuant to § 18-201, Delaware Code Annotated, the undersigned states as follows:
     1. Name. The name of the limited liability company (the “Company”) formed by this instrument is “BFI Waste Systems of Louisiana, LLC”.
     2. Registered Office; Registered Agent. The address of the registered office of the Company in Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle. The Company’s registered agent at that address is The Corporation Trust Company.
     IN WITNESS WHEREOF, the undersigned has caused this Certificate of Formation to be duly executed as of the 28th day of March, 2001.

BFI Waste Systems of North America, Inc., a Delaware corporation Sole Member
By:	/s/ Jo Lynn White
Jo Lynn White, Secretary/Authorized Person

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 01:30 PM 03/29/2001
010157469 — 3375310